Free Writing Prospectus	Registration Statement No. 333-132095
Dated October 5, 2006	Filed Pursuant to Rule 433 of the Securities Act of 1933

FINAL TERM SHEET

National Retail Properties, Inc.

Depositary Shares Each Representing 1/100th of a share of

7.375% Series C Cumulative Redeemable Preferred Stock

Issuer:	National Retail Properties, Inc.

Security:	Depositary Shares each representing 1/100th of a share of 7.375% Series C Cumulative Redeemable Preferred Stock

Shares Offered:	3,200,000 depositary shares

Over-allotment Shares:	480,000 depositary shares

Public Offering Price:	$25.00 per depositary share; $80,000,000 total (not including over-allotment option)

Underwriting Discounts and Commissions:	$0.7875 per depositary share; $2,520,000 total (not including over-allotment option)

Proceeds to the Issuer (before expenses):	$24.2125 per depositary share; $77,480,000 total (not including over-allotment option)

Estimated Issuer Expenses:	$200,000, excluding underwriting discounts and commissions

Use of Proceeds:	Issuer intends to use approximately $44.5 million of the net proceeds from this offering to redeem its 9% Non-Voting Series A Preferred Stock, redeemable on December 31, 2006, and the remainder to reduce the principal balance under the unsecured revolving credit facility

Bookrunners:	Stifel, Nicolaus & Company, Incorporated A.G. Edwards & Sons, Inc. Raymond James & Associates, Inc.

Co-managers:	BB&T Capital Markets, a division of Scott & Stringfellow, Inc. Comerica Securities, Inc. PNC Capital Markets LLC Wells Fargo Securities, LLC

Underwriting Allocation:	Stifel, Nicolaus & Company, Incorporated	880,000
	A.G. Edwards & Sons, Inc.	880,000
	Raymond James & Associates, Inc.	880,000
	BB&T Capital Markets, a division of Scott & Stringfellow, Inc.	320,000
	Comerica Securities, Inc.	80,000
	PNC Capital Markets LLC	80,000
	Wells Fargo Securities, LLC	80,000

Redemption:	At the Issuer’s option on or after October 12, 2011 (subject to certain additional optional redemption rights described in prospectus supplement).

Dividend Rights:	7.375% of the liquidation preference per annum, cumulative from October 12, 2006 (subject to step-up to 8.375% under certain circumstances as described in the prospectus supplement).

Dividend Payment Dates:	Quarterly on March 15, June 15, September 15 and December 15 of each year, beginning December 15, 2006

Settlement Date:	October 12, 2006

Selling Concession:	Not to exceed $0.50 per depositary share

Reallowance to Other Dealers:	Not to exceed $0.45 per depositary share

Type of Security:	SEC Registered

CUSIP Number:	637417403

ISIN Number:	US6374174034

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any Underwriter or any dealer participating in the offering will arrange to send to you the prospectus if you request it by calling Stifel, Nicolaus & Company, Incorporated toll-free 1-800-729-6888, A.G. Edwards & Sons, Inc. toll-free 1-800-278-5373, or Raymond James & Associates, Inc. toll-free 1-800-248-2586.

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